SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:  Press release dated January 31, 2005

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 31, 2005	By:	/s/ MUZAFFER A KPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer

FOR IMMEDIATE RELEASE

TURKCELL PROVIDES UPDATE ON THE PROCESS REGARDING ITS GSM
LICENSE AGREEMENT IN IRAN

Istanbul, Turkey: January 31, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today an update on the approval process of its GSM license agreement in Iran.

As announced on September 23, 2004, the GSM license agreement has been signed between Irancell, the company that will carry out the GSM operations in Iran, and the Iranian government, which is 51% owned by Turkcell. However, we had also announced that Irancell would not become a licensed GSM operator until the license fee of €300 million is paid.

Following the talks between Turkcell and Iranian officials, Turkcell was informed that the Iranian Parliament has clarified that the Iranian law, which requires the approval of Parliament for investments with more than 50.1% foreign ownership, is applicable to Turkcell’s GSM investment in Iran through Irancell.

As per an unofficial statement, we understand that the Iranian Commission, which is still studying this issue, may suggest reducing Turkcell’s stake in Irancell to 49%, and therefore restricting its managing and controlling rights over Irancell and the ability of Turkcell to consolidate Irancell’s financial results into its financial statements.

These possible suggestions conflict with the licence agreement’s terms and conditions approved by the Turkcell’s Board of Directors, the licence agreement signed by Irancell and the agreements signed between Irancell and its current shareholders.

The Iranian Parliament is expected to consider the studies of the Commission shortly. In the event of Parliament approval of any changes regarding the terms and conditions of the licence agreement with Irancell, particularly any changes resulting in restrictions on Turkcell’s control of Irancell and financial consolidation of Irancell’s results into Turkcell’s financial statements, such significant changes may jeopardize Turkcell’s position to go forward with the project.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 23.4 million postpaid and prepaid Customers as December 31, 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 436 operators in 174 countries as of January 31,  2005. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in International GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

For further information please contact:

Contact:

Turkcell:	Citigate Dewe Rogerson
Investors:	Europe:
Koray Ozturkler, Investor Relations	Toby Moore/Sandra Novakov
Tel: +90 212 313 1500	Tel: +44-207-282-2999/1089
Email: koray.ozturkler@turkcell.com.tr	Email: toby.moore@citigatedr.co.uk
sandra.novakov@citigatedr.co.uk
Ferda Atabek, Investor Relations	or
Tel: + 90 212 313 1275	United States:
Email: ferda.atabek@turkcell.com.tr	Victoria Hofstad
Email: mailto:investor.relations@turkcell.com.tr	Tel: +1-201-499-3500
Email: victoria.hofstad@citigatefi.com
Media:
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr